Exhibit 99.1

DIRECTORS’ INTERESTS

The Company’s Employee Benefit Trust (“the Trust”) holds a balance of 146,699 Mitchells & Butlers ordinary shares following the exercise of options by non-directors over 8,137 shares.

The executive directors of the Company, M.L.Bramley, T.Clarke, A.Hughes and K.Naffah, as potential beneficiaries under the Trust, are technically deemed to be interested in the above balance

Victoria Penrice
Head of Secretariat
0121 498 6514